Exhibit (a)(1)

September 28, 2016

Dear KBS Strategic Opportunity REIT, Inc. Stockholder:

On September 19, 2016, Coastal Realty Business Trust, an affiliate of MacKenzie Capital Management, LP, commenced an unsolicited offer to purchase up to 3,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Strategic Opportunity REIT, Inc. (the “Company”) at a price of $8.00 per Share (the “Offer Price”) in cash (the “Tender Offer”). After thoroughly and carefully reviewing and evaluating the terms and conditions of the Tender Offer, the Board of Directors (the “Board”) of the Company unanimously recommends that you reject the Tender Offer and not tender your Shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the Tender Offer is not in the best interests of the Company or its stockholders because, among other reasons, the Board believes that the Offer Price is significantly less than the current and potential long-term value of the Shares.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares pursuant to the Tender Offer and that because there is no trading market for the Shares an individual stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares pursuant to the Tender Offer, each stockholder should keep in mind that (a) the Board makes no assurances with respect to (i) future distributions, if any or (ii) the timing or ability to provide liquidity to the stockholders through the Company’s share redemption program (the “SRP”) or otherwise and (b) the Board has the right to amend, suspend or terminate the SRP at any time upon 30 days’ notice.

We appreciate your trust in the Company and its Board and thank you for your continued support. We encourage you to follow the Board’s recommendation and not tender your Shares.

Sincerely,

Peter McMillan III

Chairman of the Board

KBS Strategic Opportunity REIT, Inc.